May 19, 2011

Stacy H. Winick, Esq.
K&L Gates LLP
1601 K Street, NW
Washington, DC 20006

Re: Nuveen Short Duration Credit Opportunities Fund
     File Numbers: 333-171661, 811-22518

Dear Ms. Winick:

We have reviewed the registration statements on Form N-2/A for the fund named above (the "Fund"), filed on April 22, 2011 and April 11, 2011. The filing was made for the purpose of registering Common Shares. Based on our review of the registration statements, we have no comments at this time.

We note, however, that portions of the filing are incomplete. We may have comments on such portions when you complete them in a pre-effective amendment, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

Should you have any questions regarding this letter, please contact me at (202) 551-6773.

Sincerely yours,

Kieran G. Brown
Senior Counsel